[redacted]

11017897

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 2 6 2011
REGISTRATIONS BRANCH
11

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68551

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/22/2010 (MM/DD/YY) AND ENDING 03/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STONELIVING SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

443 NORTH CLARK STREET, SUITE 200
(No. and Street)

CHICAGO	IL	60654
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN MILES (312) 670-5900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BLACKMAN KALLICK, LLP
(Name – *if individual, state last, first, middle name*)

10 SOUTH RIVERSIDE PLAZA, 9TH FLOOR	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/13/11

OATH OR AFFIRMATION

I, STEPHEN MILES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STONELIVING SECURITIES LLC, as of MARCH 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

OFFICIAL SEAL
MELINA LOMBARD-MARONI
Notary Public - State of Illinois
My Commission Expires Nov 5, 2012

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

StoneLiving Securities, LLC

Financial Statements for the Period from
February 22, 2010 (Inception) through March 31, 2011

Financial Statements

Blackman Kallick

A Member of HLB International
A Worldwide Network of Independent Professional Accounting Firms and Business Advisors

BK

Contents

Blackman Kallick

Blackman Kallick, LLP
10 South Riverside Plaza, 9th Floor
Chicago, IL 60606

Phone: 312-207-1040

Independent Auditor's Report

Member
StoneLiving Securities, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of **StoneLiving Securities, LLC** as of March 31, 2011, and the related statements of income, changes in member's equity and cash flows for the period from February 22, 2010 (inception) through March 31, 2011 that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **StoneLiving Securities, LLC** as of March 31, 2011, and the results of its operations and its cash flows for the period from February 22, 2010 (inception) through March 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Blackman Kallick, LLP

May 24, 2011

StoneLiving Securities, LLC

Period from February 22, 2010 (Inception) through March 31, 2011

Financial Statements

StoneLiving Securities, LLC

Statement of Financial Condition
March 31, 2011

Assets

Current Assets		
Cash	$	243,005
Prepaid expenses		1,500
	$	**244,505**

Liabilities and Member's Equity

Current Liabilities - Accrued expenses	$	4,238
Member's Equity		240,267
	$	**244,505**

The accompanying notes are an integral part of the financial statements.

StoneLiving Securities, LLC

Statement of Income
Period from February 22, 2010 (Inception) through March 31, 2011

Revenue - Fees	$ 750,000
Expenses	
Salaries and wages	530,962
Professional fees	20,327
Insurance	527
State registration and filing fees	9,054
Office	13,648
Other	715
Total Expenses	575,233
Net Income	**$ 174,767**

The accompanying notes are an integral part of the financial statements.

Statement of Changes in Member's Equity
Period from February 22, 2010 (Inception) through March 31, 2011

Balance, as of February 22, 2010 (Inception)	$	-
Member contributions		65,500
Net income		174,767
Balance, as of March 31, 2011	**$**	**240,267**

The accompanying notes are an integral part of the financial statements.

Statement of Cash Flows
Period from February 22, 2010 (Inception) through March 31, 2011

Cash Flows from Operating Activities		
Net income	$	174,767
Adjustments to reconcile net income to net cash provided by operating activities		
Increase in		
Prepaid expenses		(1,500)
Accrued expenses		10,238
Net Cash Provided by Operating Activities		183,505
Cash Flows from Financing Activities - Member contributions		59,500
Net Increase in Cash		243,005
Cash, Beginning of Period		-
Cash, End of Period	**$**	**243,005**
Noncash Financing Activities		
Member contributions	**$**	**6,000**

The accompanying notes are an integral part of the financial statements.

Note 1 - Industry Operations

StoneLiving Securities, LLC (the Company) was formed on February 22, 2010 and is organized as a limited liability company pursuant to the Limited Liability Company Act of the state of Delaware. James Moskal is the sole member and manager of the Company. The Company was approved as a FINRA/SEC member firm on December 3, 2010. As a registered securities broker-dealer, the Company provides investment banking services to closely held companies throughout the United States. These services are provided in conjunction with consulting services provided by Livingstone Partners, LLC (the Affiliate).

Note 2 - Summary of Significant Accounting Policies

Aspects of the Limited Liability Company

As a limited liability company, the member's liability is limited to the capital invested. Under the operating agreement, the Company has one class of member interest, and the sole member interest is equal to the number of equity units issued. Allocation of profit, losses and distributions is in accordance with the terms as defined in the operating agreement. The Company shall continue in perpetuity unless sooner terminated as defined in the operating agreement.

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on the Company's earnings. Accordingly, the financial statements do not reflect a provision for income taxes.

The Company's application of accounting principles generally accepted in the United States of America (GAAPUSA) regarding uncertain tax positions had no effect on its financial position as management believes the Company has no material unrecognized income tax benefits. The Company would account for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as income tax expense.

Cash

The Company maintains its cash in a bank account, which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash.

Management Estimates

The preparation of financial statements in conformity with GAAPUSA requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Revenue is realized from fees for services provided in connection with the sale of an entity or as a percentage of the amount of securities sold in a financing event, the effect of which is to change the financial structure, control or ownership of an entity. These fees are recognized as earned when the related transaction is completed.

Note 3 - Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first 12 months after the Company's approval by FINRA/SEC, and the ratio shall not exceed 15 to 1 subsequent to the initial period. The net capital rule may effectively restrict the distribution of capital. As of March 31, 2011, the Company had net capital of $238,767, of which $233,767 was in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.018 to 1.00.

Note 4 - Major Customer

During the period from February 22, 2010 (inception) through March 31, 2011, revenue from one customer amounted to 100% of the Company's fee revenue.

Note 5 - Related Party Transactions

Under an expense sharing agreement, the Company reimburses the Affiliate for expenses that are paid by the Affiliate but that have been allocated to the Company. During the period from February 22, 2010 (inception) through March 31, 2011 , the amount of expenses paid by the Company to the Affiliate was $19,150.

Note 5 - Subsequent Events

The Company has evaluated subsequent events through May 24, 2011, the date the financial statements were available to be issued.

On April 28, 2011, the sole member sold a 90% interest in the Company to another individual.

Supplemental Information

Blackman Kallick

Blackman Kallick, LLP
10 South Riverside Plaza, 9th Floor
Chicago, IL 60606

Phone: 312-207-1040

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

Member
StoneLiving Securities, LLC
Chicago, Illinois

We have audited the accompanying financial statements of **StoneLiving Securities, LLC** as of March 31, 2011 and for the period from February 22, 2010 (inception) through March 31, 2011, and have issued our report thereon dated May 24, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplementary information as indicated in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blackman Kallick, LLP

May 24, 2011

StoneLiving Securities, LLC

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
March 31, 2011

Broker or Dealer: StoneLiving Securities, LLC	As of March 31, 2011

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

1.	Total ownership equity from Statement of Financial Condition - Item 1800			$ 240,267	[3480]
2.	Deduct: Ownership equity not allowable for Net Capital			$ -	[3490]
3.	Total ownership equity qualified for Net Capital			$ 240,267	[3500]
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of Net Capital			$ -	[3520]
	B. Other (deductions) or allowable credits (List)			$ -	[3525]
5.	Total capital and allowable subordinated liabilities			$ 240,267	[3530]
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition	$ 1,500	[3540]		
	B. Agreed fail-to-deliver	$ -	[3570]		
	1 Number of items _______[3450]				
	C. Aged short security differences less reserve of $_________[3460] number of units __________[3470]	$ -	[3580]		
	D. Secured demand note deficiency	$ -	[3590]		
	E. Commodity futures contracts and spot commodities-proprietary capital charges	$ -	[3600]		
	F. Other deductions and/or charges	$ -	[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(e)(x)	$ -	[3615]		
	H. Total deduction and/or charges			$ 1,500	[3620]
7.	Other additions and/or allowable credits (List)			$ -	[3630]
8.	Net Capital before haircuts on securities positions			$ 238,767	[3640]

* Total nonallowable assets balance consists of prepaid expenses.

9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$ -	[3660]		
	B. Subordinated securities borrowings	$ -	[3670]		
	C. Trading and investment securities:				
	1 Bankers' acceptances, certificates of deposit and common paper	$ -	[3680]		
	2 U.S. and Canadian government obligations	$ -	[3690]		
	3 State and municipal government obligations	$ -	[3700]		
	4 Corporate obligations	$ -	[3710]		
	5 Stocks and warrants	$ -	[3720]		
	6 Options	$ -	[3730]		
	7 Arbitrage	$ -	[3732]		
	8 Other securities	$ -	[3734]		
	D. Undue concentration	$ -	[3750]		
	E. Other (List)	$ -	[3736]	-	[3740]
10.	Net Capital			$ **238,767**	[3750]
				OMIT PENNIES	

See independent auditor's report on supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

Broker or Dealer: StoneLiving Securities, LLC	As of March 31, 2011

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6 2/3% of line 18)			$	283	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note A			$	5,000	[3758]
13.	Net capital requirement (greater of line 11 or line 12)			$	5,000	[3760]
14.	Excess net capital (line 10 less line 13)			$	233,767	[3770]
15.	Net capital less greater of 10%of line 18 or 120% of line 12			$	228,767	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$	4,238	[3790]
17.	Add:					
	A. Drafts for immediate credit	$ -	[3800]			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$ -	[3810]			
	C. Other unrecorded amounts (List)	$ -	[3820]	$	-	[3830]
18.	Total aggregate indebtedness			$	4,238	[3840]
19.	Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			%	1.77	[3850]
20.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	-	[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21.	2% of combined aggregate debt items (or $250,000 or greater) as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	-	[3870]
22.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note A	$	-	[3880]
23.	Net capital requirement (greater of line 21 or line 22)	$	-	[3760]
24.	Excess capital (line 10 less line 23)	$	-	[3910]
25.	Net Capital in excess of the greater of:			
	A. 5% of combined aggregate debit items	$	-	[3920]

Reconciliation with Company's net capital computation included in Part IIA of Form X-17A-5 as of March 31, 2011:
There is no significant difference between net capital as reported in Form X-17A-5 and net capital as computed above.

Note

The Company claimed an exemption from Rule 15c3-3 based on paragraph (k)(2)(i) of the Rule. Therefore, the Company has omitted the schedules of "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information for Possession or Control Requirements under Rule 15c3-3."

See independent auditor's report on supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

Blackman Kallick

Blackman Kallick, LLP
10 South Riverside Plaza, 9th Floor
Chicago, IL 60606

Phone: 312-207-1040

Independent Auditor's Report on Internal Control

MemberStoneLiving Securities, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of **StoneLiving Securities, LLC** as of March 31, 2011 and the period from February 22, 2010 (inception) through March 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of March 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Blackman Kallick, LLP

May 24, 2011

Blackman Kallick

Blackman Kallick, LLP
10 South Riverside Plaza, 9th Floor
Chicago, IL 60606

Phone: 312-207-1040

Independent Accountant's Report
on Applying Agreed-Upon Procedures

Member
StoneLiving Securities, LLC
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2011, which were agreed to by StoneLiving Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating StoneLiving Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). StoneLiving Securities, LLC's management is responsible for StoneLiving Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries. No payments were made to the SIPC prior to March 31, 2011, but the Company accrued the assessment payable at March 31, 2011.

2. Compared the amounts presented in the audited financial statements of StoneLiving Securities, LLC for the year ended March 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers; no adjustments were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no adjustments and no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Blackman Kallick, LLP

May 24, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended March 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068551

STONELIVING SECURITIES, LLC
443 NORTH CLARK STREET, SUITE 200
CHICAGO, IL 60654

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karen Alvarez 770-263-7300

2. A. General Assessment (item 2e from page 2)		$ 1,875
B. Less payment made with SIPC-6 filed (exclude interest)		(0)
________ Date Paid		
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1,875
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,875	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

StoneLiving Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Member
(Title)

Dated the 10 day of May, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 20[redacted]
and ending March 31, 20[redacted]
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 750,000

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 0

2d. SIPC Net Operating Revenues $ 750,000

2e. General Assessment @ .0025 $ 1,875

(to page 1, line 2.A.)

Blackman Kallick

Blackman Kallick, LLP
10 South Riverside Plaza, 9th Floor
Chicago, IL 60606

Phone 312-207-1040

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 26 2011
WASH. D.C.
211

Independent Accountant's Report on Applying Agreed-Upon Procedures

Member
StoneLiving Securities, LLC
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2011, which were agreed to by **StoneLiving Securities, LLC** and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating **StoneLiving Securities, LLC's** compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). **StoneLiving Securities, LLC's** management is responsible for **StoneLiving Securities, LLC's** compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries. No payments were made to the SIPC prior to March 31, 2011, but StoneLiving Securities, LLC accrued the assessment payable as of March 31, 2011.

2. Compared the amounts presented in the audited financial statements of StoneLiving Securities, LLC for the year ended March 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers; no adjustments were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no adjustments and no differences.

BK

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Blackman Kallick, LLP

May 24, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended March 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068551

STONELIVING SECURITIES, LLC
443 NORTH CLARK STREET, SUITE 200
CHICAGO, IL 60654

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karen Alvarez 770-263-7300

2. A. General Assessment (item 2e from page 2) $ 1,875

B. Less payment made with SIPC-6 filed (exclude interest) (0)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,875

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,875

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

StoneLiving Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Member
(Title)

Dated the 10 day of May, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 20[redacted]
and ending March 31, 20[redacted]
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 750,000
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 750,000
2e. General Assessment @ .0025	$ 1,875
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